Exhibit 99.23

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy”) Suite 200, 475 2nd Ave S Saskatoon, Saskatchewan, Canada S7K 1P4

Item 2	Date of Material Change

October 1, 2024

Item 3	News Release

A joint news release announcing the material change described herein was disseminated on October 2, 2024 through the services of Cision PR Newswire and was subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4	Summary of Material Change

On October 1, 2024, IsoEnergy and Anfield Energy Inc. (“Anfield”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which IsoEnergy will acquire all of the issued and outstanding common shares of Anfield (the “Anfield Shares”) by way of a court-approved plan of arrangement (the “Transaction”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”).

Under the terms of the Transaction, Anfield shareholders will receive 0.031 of a common share of IsoEnergy (each whole share, an “ISO Share”) for each Anfield Share held. Upon closing of the Transaction, existing shareholders of IsoEnergy and Anfield will own approximately 83.8% and 16.2% of IsoEnergy on a fully-diluted in the-money basis, respectively.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Arrangement Agreement and Transaction

On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which IsoEnergy will acquire all of the issued and outstanding Anfield Shares by way of a court-approved plan of arrangement under Division 5 of Part 9 of the BCBCA.

Under the terms of the Transaction, Anfield shareholders will receive 0.031 of an ISO Share for each Anfield Share held (the “Exchange Ratio”). Upon closing of the Transaction, existing shareholders of IsoEnergy and Anfield will own approximately 83.8% and 16.2% of IsoEnergy on a fully-diluted in the-money basis, respectively The Exchange Ratio implies consideration of $0.103 per Anfield Share, based on the closing price of the ISO Shares over all Canadian exchanges on October 1, 2024. Based on the 20-day volume weighted average trading price for each Anfield and IsoEnergy over all Canadian exchanges for the period ending October 1, 2024, the Exchange Ratio implies a premium of 32.1% to the Anfield Share price. The implied fully-diluted in the-money equity value of the Transaction is equal to approximately $126.8 million and is expected to be completed in the fourth quarter of 2024.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved at meetings of the board of directors of each of IsoEnergy (the “IsoEnergy Board”) and Anfield (the “Anfield Board”), with such approval based on, in the case of Anfield, among other considerations, the receipt of the unanimous recommendation of a special committee of independent directors of Anfield. Evans & Evans, Inc. provided a fairness opinion to the special committee of Anfield and Haywood Securities Inc. provided a fairness opinion to the Anfield Board, to the effect that, as of the date of such opinion, the consideration to be received by the Anfield shareholders pursuant to the Transaction is fair, from a financial point of view, to the Anfield shareholders, subject to the limitations, qualifications and assumptions set forth in such opinion. The Anfield Board unanimously recommends that Anfield securityholders vote in favour of the Transaction.

Canaccord Genuity Corp. provided a fairness opinion to the IsoEnergy Board, to the effect that, as of the date of such opinion, the consideration to be paid to Anfield shareholders pursuant to the Transaction is fair, from a financial point of view, to IsoEnergy, subject to the limitations, qualifications and assumptions set forth in such opinion. The IsoEnergy Board unanimously recommends that IsoEnergy shareholders vote in favour of the Transaction.

Material Conditions to Completion of the Transaction

The Transaction will be effected by way of a court-approved plan of arrangement pursuant to the BCBCA, requiring the approval of (i) at least 66 2/3% of the votes cast by Anfield shareholders; (ii) if required, a simple majority of the votes cast by Anfield shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, voting in person or represented by proxy at a special meeting of Anfield shareholders to consider the Transaction (the “Anfield Meeting”); and (iii) a simple majority of votes cast by shareholders of IsoEnergy, voting in person or represented by proxy at a special meeting of IsoEnergy shareholders to consider the Transaction (the “IsoEnergy Meeting”) or by written resolution. The Anfield Meeting and the IsoEnergy Meeting are expected to take place in December 2024. An information circular regarding the Transaction will be filed with regulatory authorities and mailed to Anfield shareholders (the “Anfield Circular”) and to IsoEnergy shareholders (the “IsoEnergy Circular”), in accordance with applicable securities laws. The Transaction is expected to be completed in the fourth quarter of 2024, subject to satisfaction of the conditions under the Arrangement Agreement

Each of Anfield’s and IsoEnergy’s directors and officers, along with certain key shareholders, including enCore Energy Corp., NexGen Energy Ltd. and Mega Uranium Ltd., representing an aggregate of approximately 21.16% of the outstanding Anfield Shares and approximately 36.14% of the outstanding ISO Shares (on a non-diluted basis), have entered into voting support agreements, and have agreed, among other things, to vote their Anfield Shares and ISO Shares, respectively, in favour of the Transaction.

In addition to shareholder and court approvals, closing of the Transaction is subject to applicable regulatory approvals including, but not limited to, approval of the Toronto Stock Exchange (the "TSX") and the TSX Venture Exchange (the "TSXV") and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement provides for customary deal protection provisions, including non-solicitation covenants of Anfield, “fiduciary out” provisions in favour of Anfield and “right-to-match superior proposals” provisions in favour of IsoEnergy. In addition, the Arrangement Agreement provides that, under certain circumstances, IsoEnergy would be entitled to a $5,000,000 termination fee. Each of IsoEnergy and Anfield have made customary representations and warranties and covenants in the Arrangement Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Transaction.

Following completion of the Transaction, the ISO Shares will continue trading on the TSX and the Anfield Shares will be de-listed from the TSXV. Approximately 178.8 million ISO Shares are currently outstanding on non-diluted basis and approximately 206.2 million ISO Shares are currently outstanding on a fully diluted basis. Upon completion of the Transaction (assuming no additional issuances of ISO Shares or Anfield Shares), there will be approximately 210.3 million ISO Shares outstanding on a non-diluted basis and approximately 251.5 million ISO Shares outstanding on a fully diluted basis.

Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, and will also be included in the Anfield Circular and the IsoEnergy Circular. The Arrangement Agreement, the Anfield Circular, the IsoEnergy Circular, and the voting support agreements will be available under IsoEnergy's and Anfield’s respective SEDAR+ profiles at www.sedarplus.ca.

Bridge Loan

In connection with the Transaction, IsoEnergy provided a bridge loan of approximately $6 million (the “Bridge Loan”) in the form of a promissory note to Anfield for the purposes of satisfying working capital and other obligations of Anfield through the closing of the Transaction. The Bridge Loan bears an interest rate of 15% per annum and a maturity date of April 1, 2025. IsoEnergy has also agreed to provide an indemnity for up to US$3,000,000 in principal (the “Indemnity”) with respect to certain of Anfield’s property obligations. The Bridge Loan and the Indemnity are secured by a security interest in all of the now existing and after acquired assets, property and undertaking of Anfield and guaranteed by certain subsidiaries of Anfield. The Bridge Loan, Indemnity and related security are subordinate to certain senior indebtedness of Anfield. The Bridge Loan is immediately repayable, among other circumstances, in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Graham du Preez, Chief Financial Officer, (306) 373-6399

Item 9	Date of Report

October 11, 2024

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to the Transaction, including statements with respect to the consummation and timing of the Transaction; receipt and timing of approval of Anfield's shareholders with respect to the Transaction; the anticipated mailing of the Anfield Circular and the IsoEnergy Circular; receipt and timing of approval of IsoEnergy's shareholders with respect to the Transaction; the expected receipt of court, regulatory and other consents and approvals relating to the Transaction; the expected ownership interest of IsoEnergy shareholders and Anfield shareholders in the combined company; the successful integration of the businesses of IsoEnergy and Anfield; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that IsoEnergy and Anfield will complete the Transaction in accordance with, and on the timeline contemplated by the terms and conditions of the relevant agreements; that the parties will receive the required shareholder, regulatory, court and stock exchange approvals and will satisfy, in a timely manner, the other conditions to the closing of the Transaction; and that general business and economic conditions will not change in a materially adverse manner. Although each of IsoEnergy and Anfield have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Anfield with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Anfield, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy and Anfield to complete the Transaction; a material adverse change in the timing of and the terms and conditions upon which the Transaction is completed; the inability to satisfy or waive all conditions to closing the Transaction; the failure to obtain shareholder, regulatory, court or stock exchange approvals in connection with the Transaction; the inability of the combined company to realize the benefits anticipated from the Transaction and the timing to realize such benefits; unanticipated changes in market price for ISO Shares and/or Anfield Shares; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in each of IsoEnergy's and Anfield's most recent annual management's discussion and analyses or annual information forms and IsoEnergy's and Anfield's other filings with the Canadian securities regulators which are available, respectively, on each company's profile on SEDAR+ at www.sedarplus.ca. IsoEnergy and Anfield do not undertake to update any forward-looking information, except in accordance with applicable securities laws.